SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101) Information to be Included in Statements Filed pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BVR TECHNOLOGIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.5 PER SHARE

(Title of Class of Securities)

M2051410

(CUSIP Number)

Doron Feinberg, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangle Tower
Tel Aviv, 67023
Tel: 972-3-6075795
Israel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2051410

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Technologies (1997) Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 329,200 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 329,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 329,200 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.35%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,865,070 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,865,070 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.96%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,865,070 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,865,070 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.96%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd. (no U.S. I.D. number)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,865,070 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,865,070 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.96%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,865,070 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,865,070 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.96%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,865,070 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,865,070 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.96%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,865,070 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,865,070 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.96%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,865,070 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,865,070 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,865,070 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.96%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 restates and amends the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.5 per share, of BVR Technologies Ltd.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israel Shekel 0.5 per share (the “Ordinary Shares”), of BVR Technologies Ltd. (the “Issuer”), an Israeli corporation whose principal executive offices are located at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. The Ordinary Shares are traded only on the National Association of Securities Dealers Automatic Quotation System (the “NASDAQ”) – Small Capitalization Stocks.

Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, who were Reporting Persons until that date, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati ceased to be Reporting Persons, and from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Clal Industries and Technologies (1997) Ltd. (“Clal Technologies”),  an Israeli corporation, with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Technologies is a holding company whose principal holdings are in the industrial and technology sectors. Clal Technologies owns directly Ordinary Shares of the Issuer.

(2)           Clal Industries and Investments Ltd. (“Clal Industries”),  an Israeli public corporation with its principal office at the Triangular Tower, 45rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, Clal Industries owned all the outstanding shares of Clal Technologies. Clal Industries owns directly Ordinary Shares of the Issuer. By reason of Clal Industries’s control of Clal Technologies, Clal Industries may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Technologies.

(3)           IDB Development Corporation Ltd. (“IDB Development”),  an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. Since 1982 IDB Development owned, initially an indirect controlling interest and later a direct controlling interest in Clal Industries and as of May 19, 2003 IDB Development owned approximately 63.64% of the outstanding shares of Clal Industries. By reason of IDB Development’s control of Clal Industries, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Industries and Clal Technologies.

(4)           IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 19, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of Clal Industries, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned directly by Clal Industries and Clal Technologies.

The following persons, may by reason of their interests in and relationships among them with respect to IDB Holding be deemed to control the corporations referred to in paragraphs (1) - (4) above:
(5) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(6) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies.
(7) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(8) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman,

who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and Clal.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and Clal.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and Clal.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed;

and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Clal Industries and Clal Technologies.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal Industries, (ii) Clal Technologies, (iii) IDB Holding and (iv) IDB Development are set forth in Exhibits A, B, C and D attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C and D to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Exhibits A, B, C and D to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (5), (6), (7) and (8) above are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

(1)           On various dates from October 24, 1997 through January 7, 1998, Clal Technologies acquired an aggregate of 279,600 Ordinary Shares of the Issuer in open market transactions at prices ranging from $8.125 to $11.125 per share.  Clal Industries and Clal Technologies entered into a Share Purchase Agreement with the Issuer effective as of November 12, 1997 (the “Share Purchase Agreement”), pursuant to which Clal Industries acquired an aggregate of 800,000 ordinary shares of the Issuer at the price of $10.25 per share, plus a warrant (the “Warrant”) to acquire up to an additional 365,000 ordinary shares of the Issuer at the price of $14.00 per share, subject to adjustment as provided in the Warrant. The ordinary shares acquired through November 12, 1997 were funded out of working capital. The Share Purchase Agreement attached as exhibit 12 and incorporated herein by reference.

(2)           On August 19, 1999, Clal Industries acquired an aggregate of 365,000 Ordinary Shares of the Issuer (“Ordinary Shares”) at a price of $4.30 per share as a result of the exercise of the Warrant, which price was a negotiated price less than the price in the Warrant. The cost of the 365,000 Ordinary Shares was funded out of working capital of Clal Industries.

(3)           On February 16, 2000, Clal Industries acquired an aggregate of 230,770 Ordinary Shares of the Issuer (“Ordinary Shares”) at a price of $6.50 per share as a result of compulsory conversion of convertible debentures of the Issuer in the principal amount of $1,500,005, which debentures were automatically converted after the end of a period during which the closing price of an Ordinary Share as reported on NASDAQ was at least $10.00 for 15 days during any 20 consecutive trading days.

On various dates from January 4, 2000 through February 11, 2000, Clal Industries acquired an aggregate of 179,700 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $8.25 to $14.00 per share.

The cost of the 179,700 Ordinary Shares was funded out of working capital of Clal Industries.

(4)           On various dates from March 6, 2000 through March 20, 2000, Clal Industries sold an aggregate of 115,800 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $17.50 to $19.75 per share.

Item 4.	Purpose of Transaction

The Ordinary Shares acquired by Clal Industries and Clal Technologies in the open market and pursuant to the Share Purchase Agreement, as described herein, were purchased for investment purposes and to protect the ability of the Reporting Persons to continue to influence the policies of the Issuer and to assure that any extraordinary corporate transactions involving the Issuer would be made with fair consideration given to the interests of the Reporting Persons. The Reporting Persons may seek to use their influence to prevent, or modify the terms of any extraordinary transactions involving the Issuer or any of subsidiaries, such as a recapitalization, merger, liquidation, transfer of a material amount of assets, or any similar extraordinary transaction, or a change in the governing instruments of the Issuer or the composition of its Board of Directors or dividend policies which the Reporting Persons believe are not in the interest of the Issuer or their interests as substantial investors in the Issuer. The Reporting Persons have no plan or proposals which would result in, or are designed to prevent or modify the terms of, any of the types of extraordinary transactions described above.

The Reporting Persons may from time to time seek to acquire additional Ordinary Shares in transactions on the NASDAQ, or in transactions negotiated with the Issuer, or with other shareholders, at prices and/or other terms acceptable to the Reporting Persons. If the Reporting Persons believe it to be in their best interest, the Reporting Persons may sell all or any portion of the Ordinary Shares.

Pursuant to the Share Purchase Agreement, as long as Clal Industries and/or Clal Technologies (for this purpose, “Clal”) holds at least 5 % of the issued capital of the Issuer, Clal is entitled to nominate one member of the Board of Directors of the Issuer (which member shall be entitled to serve as a member of any committee of such board). Clal also entered into a Shareholders Agreement as of November 12, 1997 (the “Shareholders Agreement”) with Yaron Sheinman (“Sheinman”) and Aviv Tzidon (“Tzidon”)

(who, as of such date, owned 834,328 and 918,608 ordinary shares of the Issuer, respectively), pursuant to which, so long as Clal holds at least 5 % of the issued capital of the Issuer, Sheinman and Tzidon shall vote their ordinary shares in favor of Clal's nominee to serve on the Board of Directors of the Issuer, as well as any committee thereof.  In addition, pursuant to the Shareholders Agreement, Clal agreed, so long as Sheinman and Tzidon each hold at least 400,000 ordinary shares of the Issuer, to vote in favor of Sheinman, Tzidon or any nominee proposed by either of them to become a member of the Board of Directors of the Issuer. The Shareholders Agreement attached as exhibit 13 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(1) As of November 12, 1997:

(a)           As a result of the open market purchases by Clal Technologies and the purchases made pursuant to the Share Purchase Agreement, Clal Industries, IDB Holding and IDB Development, were the beneficial owners of an aggregate of 1,444,600 ordinary shares of the Issuer, constituting approximately 19.39% of the ordinary shares of the Issuer represented by it to be outstanding as of January 7, 1998. Such ordinary shares included 365,000 ordinary shares that Clal Industries had the right to acquire pursuant to the Warrant, which shares constitute approximately 4.90% of the Issuer's outstanding ordinary shares as of such date. As a result of its open market purchases described above, Clal Technologies was the beneficial owner of 279,600 ordinary shares of the Issuer, constituting approximately 3 .75% of the ordinary shares of the Issuer advised to be outstanding as of such date.

(b)           Clal Industries, IDB Holding and IDB Development shared the power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, an aggregate of 1,444,600 ordinary shares of the Issuer. Clal Technologies shared with such persons the power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, an aggregate of 279,600 ordinary shares of the Issuer.

(c) During the sixty days preceding November 12, 1997, Clal Technologies made the following purchases of ordinary shares of the Issuer, in open market transactions on Nasdaq:

Date	Amount of Shares	Price Per Share
October 24, 1997	30,000	$11.125
October 24, 1997	25,500	$11.000
October 24, 1997	16,500	$10.875

Date	Amount of Shares	Price Per Share
October 27, 1997	22,600	$10.875
October 27, 1997	10,000	$10.625
October 27, 1997	5,000	$10.500
October 27, 1997	10,000	$10.250
October 27, 1997	17,700	$10.125
October 27, 1997	10,000	$9.875
October 27, 1997	4,000	$9.625
October 27, 1997	19,700	$9.500
October 27, 1997	5,000	$9.375
October 28, 1997	5,000	$8.750
October 28, 1997	5,000	$8.625
October 28, 1997	5,000	$8.500
October 28, 1997	10,000	$8.250
October 28, 1997	5,000	$8.125
October 28, 1997	2,800	$8.625
October 28, 1997	4,000	$9.750
November 12, 1997	3,300	$9.500
November 12, 1997	5,000	$9.250
November 12, 1997	10,000	$9.125
November 12, 1997	3,500	$8.750

Between November 13, 1997 and January 7, 1998, Clal Technologies made the following purchases of ordinary shares of the Issuer, in open market transactions on Nasdaq:

November 13, 1997	9,000	$9.125
November 24, 1997	2,500	$9.375
December 15, 1997	3,900	$9.125
December 31, 1997	10,500	$8.875
January 2, 1998	14,100	$8.875
January 7, 1998	5,000	$9.500

(2) As of August 19, 1999:

As a result of the exercise of the Warrant, Clal Industries, IDB Development and IDB Holding shared the power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, an aggregate of 1,494,200 Ordinary Shares.  Clal Technologies shared with such persons the power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, an aggregate of 329,200 Ordinary Shares.

Information provided at the time to such Reporting Persons indicated that, none of the Reporting Persons purchased or sold any Ordinary Shares during the 60 day period prior to the exercise of the Warrant on August 19, 1999.

(3) As of January 31, 2000:

The following table sets forth the purchases of Ordinary Shares made by Clal Industries from August 21, 1999 through February 16, 2000.  All such purchases were made in open market transactions on NASDAQ, other than the purchase on February 16, 2000, which was made as a result of compulsory conversion of the convertible debentures on that date:

Date of Transaction	Number of Ordinary Shares Sold	Price Per Ordinary Share

January 4, 2000	25,000	$8.438
January 4, 2000	2,000	$8.250
January 26, 2000	3,000	$12.375
January 26, 2000	5,000	$12.313
January 26, 2000	6,000	$12.250
January 26, 2000	2,000	$12.000
January 27, 2000	10,000	$12.500
January 27, 2000	12,000	$12.438
January 27, 2000	3,000	$12.313
January 27, 2000	1,000	$12.000
January 28, 2000	5,000	$12.313
January 28, 2000	7,300	$12.250
January 28, 2000	5,700	$12.125
January 31, 2000	11,500	$11.750
January 31, 2000	15,000	$12.063
February 1, 2000	1,200	$12.125
February 2, 2000	20,000	$12.250
February 2, 2000	4,000	$12.438
February 2, 2000	6,000	$12.250
February 2, 2000	5,000	$12.188
February 2, 2000	2,000	$12.125
February 2, 2000	3,000	$12.000
February 2, 2000	2,000	$11.938
February 3, 2000	3,000	$12.250
February 3, 2000	3,000	$12.000
February 4, 2000	5,000	$11.688
February 11, 2000	12,000	$14.000
February 16, 2000	230,770	$6.500

Information provided at the time to such Reporting Persons indicated that, except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since December 1, 1999.

As a result of the conversion of the convertible debentures and the purchases of Ordinary Shares in open market transactions on NASDAQ, Clal Industries,  IDB Holding and IDB Development shared the power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, an aggregate of 1,904,670 Ordinary Shares.  Clal Technologies shared with such persons the power to vote or to direct the vote, and to dispose or to direct the disposition of, an aggregate of 329,200 Ordinary Shares.

(4)           As of March 14, 2000:

The following table sets forth the sales of Ordinary Shares made by Clal Industries from March 6, 2000 through March 20, 2000.  All such sales were made in open market transactions on NASDAQ.

Date of Transaction	Number of Ordinary Shares Sold	Price Per Ordinary Share

March 6,2000	6,000	$18.000
March 9,2000	2,000	$17.875
March 9,2000	1,300	$18.000
March 10,2000	2,000	$18.875
March 10,2000	2,000	$19.750
March 10,2000	1,000	$19.625
March 10,2000	2,500	$19.500
March 10,2000	2,000	$19.375
March 10,2000	3,000	$19.125
March 10,2000	5,000	$19.000
March 10,2000	4,000	$18.875
March 10,2000	8,000	$18.750
March 10,2000	2,000	$18.563
March 10,2000	4,000	$18.500
March 11,2000	1,000	$18.000
March 11,2000	2,000	$18.125
March 14,2000	25,000	$18.500
March 14,2000	10,000	$18.750
March 14,2000	10,000	$18.625
March 14,2000	12,000	$18.563
March 14,2000	2,000	$18.500
March 14,2000	3,000	$18.375
March 14,2000	2,000	$18.250
March 14,2000	3,000	$18.125
March 20,2000	1,000	$17.500

Except as aforesaid and in the next sentence, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since February 16, 2000.

Information provided at the time to such Reporting Persons indicate that Leon Recanati, then Chairman of the Board of Clal Industries, who owned 8,000 Ordinary Shares of the Issuer on January 1, 2000, sold 1,000 Ordinary Shares on February 29, 2000 for $16.25 per share, sold 1,000 Ordinary Shares on March1, 2000 for $19.125 per share and sold 1,000 Ordinary Shares on March 2, 2000 for $18.50 per share. All of the sales were made on the NASDAQ.

As a result of the sales of Ordinary Shares in open market transactions on NASDAQ, Clal Industries, IDB Development and IDB Holding may have been deemed to share the power to vote and to dispose of an aggregate of 1,788,870 Ordinary Shares, of which 1,459,670 Ordinary Shares were directly held by Clal Industries and 329,200 Ordinary Shares were directly held by Clal Technologies.  Clal Technologies shared with such persons the power to vote or to dispose of an aggregate of 329,200 Ordinary Shares.

(5) As of May 19, 2003:
Clal Technologies owned 329,200 Ordinary Shares, or approximately 3.35% of the outstanding Ordinary Shares. Clal Technologies shares the power to vote and dispose of these Ordinary Shares.

Clal Industries was the direct owner of 1,535,870 Ordinary Shares of the Issuer. As a result of Clal Industries ownership of Clal Technologies, Clal Industries may be deemed to share the power to vote and dispose of a total 1,865,070 Ordinary Shares of the Issuer, constituting approximately 18.96% of the Ordinary Shares of the Issuer.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of the 1,865,070 Ordinary Shares held by Clal Technologies and Clal Industries, or approximately 18.96% of the outstanding Ordinary Shares.

The Issuer advised the Reporting Persons that there were 9,836,528 Ordinary Shares outstanding on March 31, 2003. The percentages of Ordinary Shares outstanding set forth in this Section (5) are based on this number.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein and in Items 3 and 4 hereof, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to the Share Purchase Agreement, so long as Clal holds at least 5 % of the issued capital of the Issuer, Clal has certain preemptive rights to acquire additional capital stock of the Issuer in order to maintain CIal's proportionate holding of the Issuer's share capital.

Pursuant to the Share Purchase Agreement, Clal also has, in the event of a spin-off (i.e., a transfer of a certain business activity of the Issuer to a new entity), certain rights regarding the new entity, including the right to nominate a member of the board of directors of the new entity, the right (in addition to the right to receive securities of the new entity as a result of Clal's holdings of the Issuer's securities) to receive, for no additional consideration, options to purchase shares in the new entity constituting 5.244% of the new entity's issued share capital at a price based on the proportion of the market value of both the Issuer and the new entity represented by the new entity, and preemptive rights to with respect to the issuance of certain securities of the new entity. In the event of a spin-off, Clal Industries has certain of the same rights under the Shareholders Agreement as it has with respect to the Issuer (including without limitation the right to have Sheinman and Tzidon vote in favor of the nominee of Clal Industries to the Board of Directors of the Issuer and the tag-along right described below).

Pursuant to the Shareholders Agreement, any sale by Sheinman or Tzidon of more than 10% of his holdings (as of November 12, 1997) of ordinary shares of the Issuer in a calendar year or any sale that results in either of them holding fewer than 400,000 ordinary shares of the Issuer, may be made subject to the right of Clal Industries to participate (i.e., to "tag along") in such sale on a pro rata basis.

Item 7.	Material to Be Filed as Exhibits

Exhibits 1, 2, 3 and 4	Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) Clal Industries (2) Clal Technologies (3) IDB Holding and (4) IDB Development

Exhibit 5 -	Agreement dated June 22, 2003, between Clal Technologies and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Technologies

Exhibit 6 -	Agreement dated June 22, 2003, between Clal Industries and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Clal Industries

Exhibit 7 -	Agreement dated June 23, 2003, between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of IDB Development

Exhibit 8 -	Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendments hereto on behalf of Mr. Dankner.

Exhibit 9 -	Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Dankner-Bergman.

Exhibit 10 -	Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mr. Livnat.

Exhibit 11 -	Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Schedule 13D and any amendment hereto on behalf of Mrs. Manor.

Exhibit 12 -	Share Purchase Agreement dated November 12, 1997 between the Issuer and Clal Industries and/or Clal Technologies.

Exhibit 13 -	Shareholders Agreement dated November 12, 1997 between Clal Industries and/or Clal Technologies, Sheinman and Tzidon.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003

CLAL INDUSTRIES AND TECHNOLOGIES (1997) LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
AVRAHAM LIVNAT
RUTH MANOR

By:	IDB HOLDING CORPORATION LTD.

	By:	(Signed)

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of Clal Industries and Technologies (1997) Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibit 5-11 to this Schedule 13D.